UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

        M. Mahmud Awan, Ph. D.                      Paul Bork, Esq.
        TechMan International Corporation           Hinckley, Allen & Snyder
        240 Sturbridge Road                         28 State Street
        Charlton City, Massachusetts 01506          Boston, Massachusetts  02109
        (508) 248-3211                              (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 15, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 182,228 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 182,228 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  182,228
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 14.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1.  Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998,
Amendment  No. 4 dated  June 15,  1998,  Amendment  No. 5 dated  June 19,  1998,
Amendment  No.  6 dated  July 6,  1998,  Amendment  No.  7 dated  July 7,  1998,
Amendment No. 8 dated July 10, 1998, Amendment No. 9 dated July 14, 1998, Amendment No. 10 dated August 11, 1998, Amendment No. 11 dated August 18, 1998, and Amendment No. 12 dated September 9, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following paragraph:

     "Below is a list of purchases of shares of Common Stock by the members of the Purchasing Group since September 4, 1998, the date of the group's most recent filing on Form 13D, all of which were effected through ordinary brokerage transactions n the Over-the-Counter-Market.

                                 M. Mahmud Awan

         Date                  No. of Shares            Average Price Per Share

     September 8, 1998             9,000                       $5.305
     September 10, 1998            1,800                        5.388
     September 11, 1998            4,000                        5.375
     September 14, 1998            7,000                        5.375
     September 15, 1998            1,600                        5.375

     Dr. Awan beneficially owns 182,228 shares of Common Stock (of which 102,050 are owned by Dr. Awan individually and 80,178 are owned of record by TechMan International Corporation, which is wholly owned by Dr. Awan); Mr. Phalon beneficially owns 3,750 shares of which 1,000 are owned directly and 2,750 are issuable upon currently exercisable stock options; Mr. Bregman beneficially owns 2,700 shares (which are owned of record by his wife, Suasan J. Pape, and with respect to which Mr. Bregman has voting and dispositive power); and Mr. Martindale beneficially owns 10,000 shares and controls the voting of an additional 67,000 shares (as to which he disclaims beneficial ownership). The Purchasing Group beneficially owns in the aggregate of 265,678 shares representing approximately 20.7% of the Common Stock of the Issuer (based upon 1,283,238 shares of Common Stock outstanding as reported in the Issuer's 10-Q for the quarter ended June 27, 1998)."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 16, 1998                  /s/      *
                                           M. Mahmud Awan



                                           /s/ Philip A. Phalon
                                           Philip A. Phalon



                                           /s/      *
                                           Robert B. Bregman



                                           /s/      *
                                           William C. Martindale, Jr.



         * /s/ Philip A. Phalon
         Philip A. Phalon
         Attorney - in - Fact